Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the six months ended

	April 30,	January 31,	October 31,	July 31,	April 30,	April 30,	April 30,
	2008	2008	2007	2007	2007	2008	2007

Interest, Dividend and Fee Income
Loans	$2,609	$2,984	$2,971	$2,935	$2,839	$5,593	$5,651
Securities	805	948	910	786	731	1,753	1,457
Deposits with banks	230	315	387	291	230	545	450

	3,644	4,247	4,268	4,012	3,800	7,891	7,558

Interest Expense
Deposits	1,842	2,297	2,328	1,968	1,833	4,139	3,609
Subordinated debt	51	49	51	46	40	100	83
Preferred shares and capital trust securities	23	23	24	24	26	46	51
Other liabilities	554	664	669	727	697	1,218	1,415

	2,470	3,033	3,072	2,765	2,596	5,503	5,158

Net Interest Income	1,174	1,214	1,196	1,247	1,204	2,388	2,400
Provision for credit losses (Note 2)	151	230	151	91	59	381	111

Net Interest Income After Provision for Credit Losses	1,023	984	1,045	1,156	1,145	2,007	2,289

Non-Interest Revenue
Securities commissions and fees	270	271	265	299	303	541	581
Deposit and payment service charges	181	182	183	180	182	363	365
Trading revenues (losses)	192	(301)	(165)	40	(10)	(109)	(362)
Lending fees	101	92	105	102	100	193	199
Card fees	78	67	(105)	79	70	145	133
Investment management and custodial fees	85	81	83	81	81	166	158
Mutual fund revenues	144	154	148	151	140	298	277
Securitization revenues	133	80	61	65	83	213	170
Underwriting and advisory fees	98	92	103	160	159	190	265
Securities gains (losses), other than trading	14	(2)	148	6	48	12	92
Foreign exchange, other than trading	30	29	48	30	33	59	54
Insurance income	52	62	52	55	77	114	123
Other	68	5	78	60	58	73	139

	1,446	812	1,004	1,308	1,324	2,258	2,194

Net Interest Income and Non-Interest Revenue	2,469	1,796	2,049	2,464	2,469	4,265	4,483

Non-Interest Expense
Employee compensation (Note 8)	980	945	901	1,024	969	1,925	1,900
Premises and equipment	335	326	350	325	320	661	628
Amortization of intangible assets	10	10	11	11	13	20	24
Travel and business development	74	72	92	72	64	146	123
Communications	53	42	36	38	42	95	75
Business and capital taxes	(1)	12	6	–	17	11	41
Professional fees	90	79	108	62	67	169	131
Other	139	128	127	127	122	267	230

	1,680	1,614	1,631	1,659	1,614	3,294	3,152

Restructuring Charge (Note 9)	–	–	24	–	–	–	135

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	789	182	394	805	855	971	1,196
Income taxes	128	(91)	(77)	127	165	37	139

	661	273	471	678	690	934	1,057
Non-controlling interest in subsidiaries	19	18	19	18	19	37	38

Net Income	$642	$255	$452	$660	$671	$897	$1,019

Preferred share dividends	$14	$15	$12	$9	$13	$29	$22
Net income available to common shareholders	$628	$240	$440	$651	$658	$868	$997
Average common shares (in thousands)	502,054	499,067	498,379	499,793	500,510	500,544	500,828
Average diluted common shares (in thousands)	506,638	505,572	506,173	507,913	509,943	506,099	510,131

Earnings Per Share (Canadian $)
Basic	$1.25	$0.48	$0.89	$1.30	$1.31	$1.73	$1.99
Diluted	1.25	0.47	0.87	1.28	1.29	1.72	1.96
Dividends Declared Per Common Share	0.70	0.70	0.70	0.68	0.68	1.40	1.33

The accompanying notes are an integral part of these consolidated financial statements.

BMO Financial Group Second Quarter Report 2008 • 29

Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	April 30,	January 31,	October 31,	July 31,	April 30,
	2008	2008	2007	2007	2007

Assets
Cash Resources	$22,237	$26,122	$22,890	$25,041	$19,502

Securities
Trading	64,443	63,377	70,773	67,716	63,600
Available-for-sale	22,453	24,341	26,010	17,046	17,529
Other	1,774	1,747	1,494	1,456	1,460
Loan substitutes	–	–	–	11	11

	88,670	89,465	98,277	86,229	82,600

Loans
Residential mortgages	52,583	53,224	52,429	62,297	62,908
Consumer instalment and other personal	37,954	34,517	33,189	33,009	31,913
Credit cards	4,338	4,685	4,493	4,347	3,899
Businesses and governments	67,942	66,205	62,650	63,795	60,956
Securities borrowed or purchased under resale agreements	33,596	42,937	37,093	34,216	35,063

	196,413	201,568	189,854	197,664	194,739
Customers’ liability under acceptances	10,345	11,590	12,389	8,993	9,530
Allowance for credit losses (Note 2)	(1,336)	(1,227)	(1,055)	(1,045)	(1,059)

	205,422	211,931	201,188	205,612	203,210

Other Assets
Derivative instruments	44,557	36,857	32,585	30,030	38,711
Premises and equipment	2,024	1,977	1,980	2,015	2,047
Goodwill	1,398	1,189	1,140	1,232	1,252
Intangible assets	208	152	124	149	174
Other	10,642	9,132	8,340	8,846	9,031

	58,829	49,307	44,169	42,272	51,215

Total Assets	$375,158	$376,825	$366,524	$359,154	$356,527

Liabilities and Shareholders’ Equity
Deposits
Banks	$30,938	$34,991	$34,100	$30,561	$28,256
Businesses and governments	122,707	125,312	121,748	120,757	114,504
Individuals	84,935	82,608	76,202	77,709	78,855

	238,580	242,911	232,050	229,027	221,615

Other Liabilities
Derivative instruments	40,347	32,776	33,584	30,543	40,192
Acceptances	10,345	11,590	12,389	8,993	9,530
Securities sold but not yet purchased	20,053	28,393	25,039	28,551	24,692
Securities lent or sold under repurchase agreements	29,894	28,331	31,263	30,992	31,027
Other	13,940	12,478	12,055	10,682	10,055

	114,579	113,568	114,330	109,761	115,496

Subordinated Debt (Note 10)	4,199	3,446	3,446	3,446	2,395

Preferred Share Liability (Note 11)	250	250	250	450	450

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 11)	6,114	5,648	5,607	5,318	5,272
Contributed surplus	67	65	58	56	55
Retained earnings	11,327	11,056	11,166	11,158	11,017
Accumulated other comprehensive loss	(1,108)	(1,269)	(1,533)	(1,212)	(923)

	16,400	15,500	15,298	15,320	15,421

Total Liabilities and Shareholders’ Equity	$375,158	$376,825	$366,524	$359,154	$356,527

The accompanying notes are an integral part of these consolidated financial statements.

30 • BMO Financial Group Second Quarter Report 2008

Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2008	2007	2008	2007

Net income	$642	$671	$897	$1,019
Other Comprehensive Income
Net change in unrealized gains on available-for-sale securities	77	2	75	4
Net change in unrealized gains (losses) on cash flow hedges	80	1	144	(44)
Net gain (loss) on translation of net foreign operations	4	(228)	206	(46)

Total Comprehensive Income	$803	$446	$1,322	$933

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2008	2007	2008	2007

Preferred Shares
Balance at beginning of period	$1,196	$946	$1,196	$596
Issued during the period (Note 11)	250	–	250	350

Balance at End of Period	1,446	946	1,446	946

Common Shares
Balance at beginning of period	4,452	4,279	4,411	4,231
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	27	27	55	55
Issued under the Stock Option Plan	9	39	22	68
Issued on the exchange of shares of a subsidiary corporation	–	–	–	1
Issued on the acquisition of a business (Note 7)	180	–	180	–
Repurchased for cancellation (Note 11)	–	(19)	–	(29)

Balance at End of Period	4,668	4,326	4,668	4,326

Contributed Surplus
Balance at beginning of period	65	55	58	49
Stock option expense	2	–	9	6

Balance at End of Period	67	55	67	55

Retained Earnings
Balance at beginning of period	11,056	10,836	11,166	10,974
Cumulative impact of adopting new accounting requirements for financial instruments (net of income taxes of $39)	–	–	–	(71)
Net income	642	671	897	1,019
Dividends – Preferred shares	(14)	(13)	(29)	(22)
– Common shares	(352)	(340)	(702)	(665)
Common shares repurchased for cancellation (Note 11)	–	(137)	–	(209)
Share issue expense	(5)	–	(5)	(9)

Balance at End of Period	11,327	11,017	11,327	11,017

Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	33	5	35	–
Impact of remeasuring available-for-sale securities to market value on November 1, 2006 (net of income taxes of $1)	–	–	–	3
Unrealized gains on available-for-sale securities arising during the period (net of income taxes of $29, less than $1, $17 and $4)	60	1	35	8
Reclassification to earnings of losses (gains) in the period (net of income taxes of $9, less than $1, $19 and $2)	17	1	40	(4)

Balance at End of Period	110	7	110	7

Accumulated Other Comprehensive Loss on Cash Flow Hedges
Balance at beginning of period	(102)	(96)	(166)	–
Impact of adopting new cash flow hedge accounting rules on November 1, 2006 (net of income taxes of $28)	–	–	–	(51)
Gains (losses) on cash flow hedges arising during the period (net of income taxes of $37, $1, $52 and $24)	77	1	104	(47)
Reclassification to earnings of losses on cash flow hedges (net of income taxes of $2, less than $1, $19 and $2)	3	–	40	3

Balance at End of Period	(22)	(95)	(22)	(95)

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(1,200)	(607)	(1,402)	(789)
Unrealized gain (loss) on translation of net foreign operations	26	(619)	618	(126)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income taxes of $11, $207, $196 and $43)	(22)	391	(412)	80

Balance at End of Period	(1,196)	(835)	(1,196)	(835)

Total Accumulated Other Comprehensive Loss	(1,108)	(923)	(1,108)	(923)

Total Shareholders’ Equity	$16,400	$15,421	$16,400	$15,421

The accompanying notes are an integral part of these consolidated financial statements.

BMO Financial Group Second Quarter Report 2008 • 31

Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2008	2007	2008	2007

Cash Flows from Operating Activities
Net income	$642	$671	$897	$1,019
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of securities, other than trading	35	–	74	–
Net gain on securities, other than trading	(49)	(48)	(86)	(92)
Net (increase) decrease in trading securities	(846)	(6,602)	8,352	(11,897)
Provision for credit losses	151	59	381	111
Gain on sale of securitized loans (Note 3)	(116)	(54)	(175)	(114)
Change in derivative instruments – (Increase) in derivative asset	(7,425)	(2,944)	(10,867)	(8,818)
– Increase in derivative liability	7,448	3,190	5,567	9,364
Amortization of premises and equipment	97	99	193	191
Amortization of intangible assets	10	13	20	24
Net increase (decrease) in future income taxes	28	(18)	43	(79)
Net decrease in current income taxes	(66)	(83)	(527)	(584)
Change in accrued interest – (Increase) decrease in interest receivable	87	(81)	330	125
– Increase (decrease) in interest payable	(207)	95	(262)	33
Changes in other items and accruals, net	(2,674)	(1,316)	(4,507)	752

Net Cash Used in Operating Activities	(2,885)	(7,019)	(567)	(9,965)

Cash Flows from Financing Activities
Net increase (decrease) in deposits	(6,483)	10,024	(2,275)	17,104
Net increase (decrease) in securities sold but not yet purchased	(8,335)	5,413	(5,248)	9,335
Net increase (decrease) in securities lent or sold under repurchase agreements	1,099	(8,804)	(2,803)	(669)
Net increase in liabilities of subsidiaries	1,221	199	2,886	202
Repayment of subordinated debt (Note 10)	(150)	(333)	(150)	(333)
Proceeds from issuance of subordinated debt (Note 10)	900	–	900	–
Proceeds from issuance of preferred shares	250	–	250	350
Proceeds from issuance of common shares	36	66	77	123
Share issue expense	(5)	–	(5)	(9)
Common shares repurchased for cancellation (Note 11)	–	(156)	–	(238)
Dividends paid	(366)	(353)	(731)	(687)

Net Cash Provided by (Used in) Financing Activities	(11,833)	6,056	(7,099)	25,178

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	4,016	2,009	1,270	(144)
Purchases of securities, other than trading	(6,223)	(8,056)	(13,317)	(19,517)
Maturities of securities, other than trading	6,728	6,729	12,194	14,014
Proceeds from sales of securities, other than trading	1,826	1,214	5,798	2,312
Net (increase) in loans, customers’ liability under acceptances and loan substitute securities	(3,711)	(7,648)	(6,534)	(9,300)
Proceeds from securitization of loans (Note 3)	2,600	487	3,145	1,429
Net (increase) decrease in securities borrowed or purchased under resale agreements	9,749	5,840	4,840	(3,912)
Premises and equipment – net purchases	(104)	(126)	(164)	(155)
Acquisitions (Note 7)	(136)	(1)	(176)	(385)

Net Cash Provided by (Used in) Investing Activities	14,745	448	7,056	(15,658)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	24	(57)	108	40

Net Increase (Decrease) in Cash and Cash Equivalents	51	(572)	(502)	(405)
Cash and Cash Equivalents at Beginning of Period	3,097	2,625	3,650	2,458

Cash and Cash Equivalents at End of Period	$3,148	$2,053	$3,148	$2,053

The accompanying notes are an integral part of these consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

32 • BMO Financial Group Second Quarter Report 2008

Notes to Consolidated Financial Statements
For the six months ended April 30, 2008 (Unaudited)

Note 1: Basis of Presentation
These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2007 as set out on pages 96 to 137 of our 2007 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2007.

Note 2: Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at April 30, 2008 and April 30, 2007 there was no allowance for credit losses related to other credit instruments included in other liabilities.
          A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	For the three months ended
			Credit card, consumer instalment and		Business and		Customers’ liability
	Residential mortgages		other personal loans		government loans		under acceptances		Total
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Specific Allowance at beginning of period	$15	$4	$1	$1	$234	$151	$–	$–	$250	$156
Provision for credit losses	(1)	1	69	55	83	3	–	–	151	59
Recoveries	–	–	27	17	8	4	–	–	35	21
Write-offs	(2)	–	(96)	(72)	(14)	(12)	–	–	(112)	(84)
Foreign exchange and other	–	–	–	–	1	6	–	–	1	6

Specific Allowance at end of period	12	5	1	1	312	152	–	–	325	158

General Allowance at beginning of period	8	19	357	355	572	509	40	39	977	922
Provision for credit losses	(1)	–	(41)	(19)	30	20	12	(1)	–	–
Foreign exchange and other	–	–	–	–	34	(21)	–	–	34	(21)

General Allowance at end of period	7	19	316	336	636	508	52	38	1,011	901

Total Allowance	$19	$24	$317	$337	$948	$660	$52	$38	$1,336	$1,059

(Canadian $ in millions)	For the six months ended
			Credit card, consumer instalment and		Business and		Customers’ liability
	Residential mortgages		other personal loans		government loans		under acceptances		Total
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Specific Allowance at beginning of period	$14	$5	$1	$1	$142	$147	$–	$–	$157	$153
Provision for credit losses	–	1	137	104	184	6	–	–	321	111
Recoveries	–	–	46	35	11	8	–	–	57	43
Write-offs	(2)	(1)	(183)	(139)	(29)	(18)	–	–	(214)	(158)
Foreign exchange and other	–	–	–	–	4	9	–	–	4	9

Specific Allowance at end of period	12	5	1	1	312	152	–	–	325	158

General Allowance at beginning of period	11	23	327	340	517	506	43	36	898	905
Provision for credit losses	(4)	(4)	(11)	(4)	66	6	9	2	60	–
Foreign exchange and other	–	–	–	–	53	(4)	–	–	53	(4)

General Allowance at end of period	7	19	316	336	636	508	52	38	1,011	901

Total Allowance	$19	$24	$317	$337	$948	$660	$52	$38	$1,336	$1,059

BMO Financial Group Second Quarter Report 2008  • 33

Note 3: Securitization
During the quarter ended April 30, 2008, we securitized credit card loans totalling $550 million for total cash proceeds of $525 million. We retained responsibility for servicing these credit card loans. We recorded a gain of $10 million in non-interest revenue, securitization revenues, $13 million of deferred purchase price in available-for-sale securities and $2 million of servicing liability in other liabilities related to the securitization of those loans. The key weighted-average assumptions used to value the deferred purchase price for these securitizations were an average life of 0.4 years, a prepayment rate of 41.1%, an interest rate of 21.29% and a discount rate of 10.39%. We did not securitize any credit card loans in the quarter and six months ended April 30, 2007.
          During the quarter ended April 30, 2008, we securitized residential mortgages totalling $2,112 million for total cash proceeds of $2,075 million ($2,675 million and $2,620 million respectively, for the six months ended April 30, 2008). There are no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded a gain of $46 million in non-interest revenue, securitization revenues, $110 million of deferred purchase price in available-for-sale securities and $15 million of servicing liability in other liabilities related to the securitization of those loans ($51 million, $134 million and $19 million respectively, for the six months ended April 30, 2008). The key weighted-average assumptions used to value the deferred purchase price for these securitizations were an average term of 4.4 years, a prepayment rate of
14.0%, an interest rate of 5.64% and a discount rate of 4.15% (4.4 years and 13.2%, 5.55% and 4.28% respectively, for the six months ended April 30, 2008).
          During the quarter ended April 30, 2007, we securitized residential mortgages totalling $499 million for total cash proceeds of $487 million ($1,447 million and $1,429 million respectively, for the six months ended April 30, 2007). There were no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded a gain of $5 million in non-interest revenue, securitization revenues, $25 million of deferred purchase price in available-for-sale securities and $4 million of servicing liability in other liabilities related to the securitization of those loans ($10 million, $62 million and $12 million respectively, for the six months ended April 30, 2007). The key weighted-average assumptions used to value the deferred purchase price for these securitizations were an average term of 4.8 years, a prepayment rate of 10.0%, an interest rate of 5.21% and a discount rate of 4.19% (4.7 years and 9.3%, 5.29% and 4.19% respectively, for the six months ended April 30, 2007).
          In addition, gains on sales of loans sold to all revolving securitization vehicles were $60 million for the quarter ended April 30, 2008 ($114 million for the six months ended April 30, 2008). Gains on sales of loans sold to all revolving securitization vehicles were $49 million for the quarter ended April 30, 2007 ($104 million for the six months ended April 30, 2007).

Note 4: Financial Instruments
Fair Value Option
Management can elect to account for any financial instruments that would not otherwise be accounted for at fair value as trading instruments with changes in fair value recorded in income provided they meet certain criteria.
          The Bank has designated bonds purchased to support our Municipal Tender Option Bond Program as trading under the fair value option. These bonds would otherwise be accounted for as available-for-sale securities with unrealized gains and losses recorded in Other Comprehensive Income. In managing this program, we enter into derivatives to hedge against changes in the fair value of those bonds that arise due to changes in interest rates. Electing the fair value option for the bonds better aligns the accounting result with how the portfolio is managed. The fair value of the bonds as at April 30, 2008 was $28 million. The impact of recording the bonds as trading securities was a decrease in non-interest revenue, trading revenues of less than $1 million for the quarter ended April 30, 2008 and an increase in non-interest revenue, trading losses of less than $1 million for the six months ended April 30, 2008.
          The change in fair value of our structured notes designated as held for trading was an increase in non-interest revenue, trading revenues of $9 million for the quarter ended April 30, 2008 and an increase in non-interest revenue, trading losses of $3 million for the six months ended April 30, 2008. The portion of the change in fair value attributable to changes in our own credit risk was an unrealized gain of $13 million for the quarter and six months ended April 30, 2008.
Fair Value Measurement
We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities as at April 30, 2008 were as follows:

				Derivative Instruments
	Available-for-sale	Trading	Fair value
	securities	securities	liabilities	Asset	Liability

Valued using quoted market prices	57%	98%	–%	10%	12%
Valued using internal models (with observable inputs)	41	–	100	85	87
Valued using internal models (without observable inputs)	2	2	–	5	1

Total	100%	100%	100%	100%	100%

Sensitivity analysis for the most significant items valued using internal models without observable inputs was as follows:
Trading Securities
Within trading securities as at April 30, 2008 was $229 million of third party Asset-Backed Commercial Paper (“ABCP”) with a face value of $325 million. This ABCP is considered Level 3 as its value has been determined by management based on expected discounted cash flows and expectations of the probability of restructuring the vehicles in accordance with the Montreal Accord versus the liquidation value. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the

34 • BMO Financial Group Second Quarter Report 2008

valuation of the ABCP. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $8 million and $(8) million, respectively. The impact on net income for the quarter ended April 30, 2008 related to changes in fair value of this investment was a charge of $36 million before tax.
          Our exposure to Apex/Sitka totals $580 million as at April 30, 2008, of which $436 million is ABCP (with a face value of $530 million) included in trading securities, and $144 million is guarantees. These amounts are considered Level 3 as their value has been determined by management based on expected discounted cash flows and expectations of the probability of restructuring the vehicles versus the liquidation value. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the ABCP. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $20 million and $(20) million, respectively. The impact on net income for the quarter ended April 30, 2008 related to changes in fair value of our exposure to Apex/Sitka was a recovery of $85 million before tax.
Derivative Instruments
Within derivative assets and derivative liabilities as at April 30, 2008 was $1,913 million and $3,582 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. These derivatives are considered Level 3 as their values have been determined by management, based on estimates of current market spreads for similar structured products. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $12 million or $(12) million, respectively. The impact on net income in the quarter ended April 30, 2008 related to the change in fair value of these derivatives was a charge of $48 million before tax.

Note 5: Variable Interest Entities
Canadian Customer Securitization Vehicles
Customer securitization vehicles assist our customers with the securitization of their assets to provide them with alternative sources of funding. Assets held by our unconsolidated Canadian customer securitization vehicles amounted to $14,799 million as at April 30, 2008 ($17,536 million as at October 31, 2007). Our exposure to losses relates to our investment in commercial paper issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through commitments to extend credit. As at April 30, 2008, we have a net exposure of $3,013 million from commercial paper held ($5,564 million as at October 31, 2007) classified as trading securities, and undrawn backstop liquidity facilities of $15,512 million ($20,756 million as at October 31, 2007). As at April 30, 2008, $nil had been drawn against these Canadian facilities ($nil as at October 31, 2007). The fair value of derivatives outstanding with these Variable Interest Entities (“VIEs”) and recorded in our Consolidated Balance Sheet was a derivative asset of $44 million as at April 30, 2008 (derivative liability of $20 million as at October 31, 2007).
          Included in our Consolidated Balance Sheet as at April 30, 2008 were other assets totalling $283 million and $nil as a deposit liability ($311 million and $65 million, respectively, as at October 31, 2007) as a result of consolidating two Canadian customer securitization vehicles.
U.S. Customer Securitization Vehicle
Our exposure to losses in our U.S. customer securitization vehicle relates to liquidity support we provide through backstop liquidity facilities. Assets held by our unconsolidated U.S. customer securitization vehicle amounted to $7,538 million as at April 30, 2008 ($7,929 million as at October 31, 2007). As at April 30, 2008, exposure from undrawn backstop liquidity facilities amounted to $9,895 million ($10,719 million as at October 31, 2007). As at April 30, 2008, the Bank has provided funding of US$851 million in accordance with the terms of these liquidity facilities. We are not required to consolidate our U.S. customer securitization vehicle.
Bank Securitization Vehicles
We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans either for capital management purposes or to obtain alternate sources of funding. Total assets held by these vehicles amounted to $7,050 million as at April 30, 2008 ($6,552 million as at October 31, 2007). We are not required to consolidate our bank securitization vehicles. We held $133 million of the commercial paper issued by these vehicles as at April 30, 2008 ($367 million as at October 31, 2007). We also provide liquidity support to certain of our bank securitization vehicles for the face value of the commercial paper outstanding. The total contract amount of the liquidity support was $5,100 million as at April 30, 2008 and October 31, 2007. No amounts were drawn as at April 30, 2008 and October 31, 2007. The fair value of derivatives outstanding with these vehicles and recorded in our Consolidated Balance Sheet was a derivative asset of $63 million as at April 30, 2008 (derivative liability of $52 million as at October 31, 2007).
Credit Investment Management Vehicles
Credit investment management vehicles provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We hold an interest in high grade Structured Investment Vehicles (“SIVs”) and act as asset manager. Assets held by these vehicles amounted to $10,634 million, including cash of $49 million, as at April 30, 2008 (assets of $22,754 million as at October 31, 2007). Our exposure to loss relates to our investments in these vehicles, derivative contracts we have entered into with the vehicles and senior funding we provide through a liquidity facility in order to backstop the repayment of senior notes. Our investment in the capital notes of the SIVs is recorded in available-for-sale securities in our Consolidated Balance Sheet and was $10 million as at April 30, 2008 ($53 million as at October 31, 2007), net of write-downs of $23 million for the quarter ended April 30, 2008 and $46 million for the six months ended April 30, 2008 ($13 million for the quarter ended October 31, 2007). Amounts drawn from the liquidity facility provided to the SIVs totalled $427 million as at April 30, 2008 ($nil as at October 31, 2007). Our exposure includes undrawn facilities of $9.6 billion as at April 30, 2008 ($221 million as at October 31, 2007). The fair value of our derivative contracts outstanding with these SIVs and recorded in our Consolidated Balance Sheet was a derivative asset of

BMO Financial Group Second Quarter Report 2008 • 35

$1 million as at April 30, 2008 (derivative liability of $11 million as at October 31, 2007). We are not required to consolidate these VIEs.
Structured Finance Vehicles
We facilitate development of investment products by third parties including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure and hedge our exposure from these derivatives by investing in other funds. We consolidate those VIEs where our interests expose us to a majority of the expected losses or residual returns, or both. Total assets and our exposure to losses in these consolidated VIEs were $394 million as at April 30, 2008 ($440 million as at October 31, 2007). Assets held by these VIEs in which we have a significant variable interest but we do not consolidate totalled $274 million as at April 30, 2008 ($353 million as at October 31, 2007). Our exposure to loss from VIEs related to this activity is limited to the amount of our investment, which totalled $76 million as at April 30, 2008 ($99 million as at October 31, 2007).
          We also sponsor Apex/Sitka, a VIE that provides investors credit protection on investments in debt portfolios through credit default swaps. Assets held by Apex/Sitka were $2,013 million and $2,012 million as at April 30, 2008 and October 31, 2007, respectively. As at April 30, 2008, our exposure to loss in Apex/Sitka was comprised of investments in asset-backed commercial paper of $436 million (with a face value of $530 million); guarantees provided to third parties of $144 million; and advances of $200 million on a senior funding facility, which was repaid subsequent to April 30, 2008.
Subsequent to April 30, 2008, we successfully restructured Apex/Sitka and transferred the credit default swaps and collateral in Sitka into Apex Trust (Apex). The commercial paper and notes in both trusts were exchanged for mid-term notes in Apex with maturities ranging from approximately five to eight years to better match the term of the positions in Apex. To satisfy collateral calls, an additional senior funding facility of $1,130 million will be provided of which we will provide $1,030 million. After the restructuring, our total exposure to Apex will be approximately $815 million of the subordinated mid-term notes and approximately $1,030 million of the senior funding facility.
          The Bank does not consider the May 2008 purchase of mid-term notes to be an indicator of our intent to imply or provide support to other mid-term note holders. Instead, the purchase was a one-time, isolated event, upon the restructuring of Apex. We do not intend to purchase additional mid-term notes of Apex nor do we intend to reimburse any other mid-term note holders for any losses they may incur. Our investment in the $815 million of mid-term notes should not be considered a commitment by us to provide additional subordinated support to Apex. We are not required to consolidate Apex.
Capital Trusts
BMO Covered Bond Trust (the “CB Trust”) was created in 2007 to guarantee payments due to the bondholders in respect of €1 billion BMO Covered Bonds issued by the Bank in the first quarter of 2008. The guarantee is secured by the assets of the CB Trust. The CB Trust is a variable interest entity which we are required to consolidate as we are exposed to the majority of the expected losses and residual returns. Total assets in the vehicle as at April 30, 2008 were $6.5 billion of residential mortgages and $196 million of cash.

Note 6: Guarantees
In the normal course of business, we enter into a variety of guarantees, the most significant of which are as follows:
Standby Letters of Credit and Guarantees
Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if they are unable to make the required payments or meet other contractual requirements.
          The maximum amount payable under standby letters of credit and guarantees was $14,302 million as at April 30, 2008 ($12,395 million as at October 31, 2007). Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans.
          No amount was included in our Consolidated Balance Sheet as at April 30, 2008 and October 31, 2007 related to these standby letters of credit and guarantees.
Backstop Liquidity Facilities
Backstop liquidity facilities are provided to asset-backed commercial paper programs administered by either us or third parties and to our credit investment management vehicles as an alternative source of financing in the event that such programs are unable to access asset-backed commercial paper markets or, in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years. The undrawn backstop liquidity facilities totalled $41,399 million as at April 30, 2008 ($38,466 million as at October 31, 2007). As at April 30, 2008, $1,286 million was drawn ($16 million as at October 31, 2007), in accordance with the terms of the liquidity facilities, of which $1,285 million relates to VIEs discussed in Note 5.
Credit Enhancement Facilities
Where warranted, we provide partial credit enhancement facilities to transactions within asset-backed commercial paper programs administered by either us or third parties. Credit enhancement facilities were included in $4,310 million of backstop liquidity facilities as at April 30, 2008 ($5,449 million as at October 31, 2007). Credit enhancement was also provided in the form of program letters of credit; $nil was included in standby letters of credit and guarantees as at April 30, 2008 and October 31, 2007. The facilities’ terms are generally no longer than one year, but can be several years.

36 • BMO Financial Group Second Quarter Report 2008

Note 7: Acquisitions
Merchants and Manufacturers Bancorporation, Inc.
On February 29, 2008, we completed the acquisition of Merchants and Manufacturers Bancorporation, Inc. (“Merchants and Manufacturers”), for total cash consideration of $135 million. The results of Merchants and Manufacturers’ operations have been included in our consolidated financial statements since that date. The acquisition of Merchants and Manufacturers will provide us with the opportunity to expand our banking locations into Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Merchants and Manufacturers is part of our Personal and Commercial Banking U.S. reporting segment.
Ozaukee Bank
On February 29, 2008, we completed the acquisition of Ozaukee Bank (“Ozaukee”), a Wisconsin-based community bank, for 3,283,190 shares of Bank of Montreal with a market value of $54.97 per share for total consideration of $180 million. The results of Ozaukee’s operations have been included in our consolidated financial statements since that date. The acquisition of Ozaukee will provide us with the opportunity to expand our banking locations into Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Ozaukee is part of our Personal and Commercial Banking U.S. reporting segment.
Pyrford International plc
On December 14, 2007, we completed the acquisition of Pyrford International plc (“Pyrford”), a London, U.K.-based asset manager, for total cash consideration of $41 million, plus contingent consideration up to $10 million based on our retention of the assets under management one year from the closing date. The results of Pyrford’s operations have been included in our consolidated financial statements since that date. The acquisition of Pyrford will provide us with the opportunity to expand our investment management capabilities outside of North America. As part of this acquisition, we acquired a customer relationship intangible asset, which will be amortized on a straight line basis over a period not to exceed 15 years. Goodwill related to this acquisition is not deductible for tax purposes. Pyrford is part of our Private Client Group reporting segment.
First National Bank & Trust
On January 4, 2007, we completed the acquisition of First National Bank & Trust (“First National”) for total cash consideration of $345 million. The results of First National’s operations have been included in our consolidated financial statements since that date. The acquisition of First National provides us with the opportunity to expand our banking services in the Indianapolis, Indiana market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is deductible for tax purposes. First National is part of our Personal and Commercial Banking U.S. reporting segment.
bcpbank Canada
On December 4, 2006, we completed the acquisition of bcpbank Canada, a full-service chartered bank, for total cash consideration of $41 million. The results of bcpbank Canada’s operations have been included in our consolidated financial statements since that date. The acquisition of bcpbank Canada expands our branch network and provides our customers with greater access to banking services across the greater Toronto area. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. bcpbank Canada is part of our Personal and Commercial Banking Canada reporting segment.
Future Acquisitions
On April 21, 2008, we announced that we had reached a definitive agreement to purchase Chicago-based Griffin, Kubik, Stephens & Thompson Inc. (“GKST”) for total cash consideration of approximately $33 million. The exact amount will be subject to a post-closing adjustment based on net equity. This acquisition closed on May 1, 2008, and will be recorded in our consolidated financial statements as the acquisition of a business. GKST will be part of our BMO Capital Markets reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

	April 30,			October 31,
(Canadian $ in millions)	2008			2007

	Merchants and			First	bcpbank
	Manufacturers	Ozaukee	Pyrford	National	Canada

Cash resources	$47	$51	$1	$110	$47
Securities	134	115	–	317	23
Loans	1,021	517	–	1,009	293
Premises and equipment	31	8	1	30	9
Goodwill	79	122	7	175	13
Core deposit/Customer relationship intangible asset	39	24	30	37	5
Other assets	15	14	4	52	2

Total assets	1,366	851	43	1,730	392

Deposits	1,029	584	–	1,375	339
Other liabilities	202	87	2	10	12

Total liabilities	1,231	671	2	1,385	351

Purchase price	$135	$180	$41	$345	$41

The allocations of the purchase price for Merchants and Manufacturers, Ozaukee and Pyrford are subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.
BMO Financial Group Second Quarter Report 2008 • 37

Note 8: Employee Compensation
Stock Options
During the six months ended April 30, 2008, we granted a total of 1,404,213 stock options. The weighted-average fair value of these options was $8.25 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions.

For stock options granted during the six months ended April 30, 2008

Expected dividend yield	4.0%
Expected share price volatility	19.4%
Risk-free rate of return	4.1%
Expected period until exercise	7.4 years

Pension and Other Employee Future Benefit Expenses
We recorded pension and other employee future benefit expenses in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	For the three months ended		For the three months ended
	April 30,	April 30,	April 30,	April 30,
	2008	2007	2008	2007

Benefits earned by employees	$46	$39	$5	$6
Interest cost on accrued benefit liability	56	55	12	13
Actuarial loss recognized in expense	2	14	3	4
Amortization of plan amendment costs	3	3	(2)	(2)
Expected return on plan assets	(73)	(70)	(2)	(2)

Benefits expense	34	41	16	19
Canada and Quebec pension plan expense	18	17	–	–
Defined contribution expense	4	4	–	–

Total pension and other employee future benefit expenses	$56	$62	$16	$19

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	For the six months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2008	2007	2008	2007

Benefits earned by employees	$80	$79	$10	$11
Interest cost on accrued benefit liability	114	110	25	25
Actuarial loss recognized in expense	6	30	6	8
Amortization of plan amendment costs	5	5	(3)	(3)
Expected return on plan assets	(145)	(139)	(3)	(3)

Benefits expense	60	85	35	38
Canada and Quebec pension plan expense	32	30	–	–
Defined contribution expense	7	8	–	–

Total pension and other employee future benefit expenses	$99	$123	$35	$38

Note 9: Restructuring Charge
The continuity of our restructuring charge is as follows:

	Severance-	Premises-
	related	related
(Canadian $ in millions)	charges	charges	Other	Total

Year Ended October 31, 2007
Opening balance	$117	$11	$7	$135
Paid in the year	(46)	(10)	(7)	(63)
Reversal in the year	(15)	(1)	–	(16)
Additional charge in the year	40	–	–	40

Balance as at October 31, 2007	96	–	–	96
Paid in the quarter	(12)	–	–	(12)

Balance as at January 31, 2008	84	–	–	84
Paid in the quarter	(12)	–	–	(12)

Balance as at April 30, 2008	$72	$–	$–	$72

38 • BMO Financial Group Second Quarter Report 2008

Note 10: Subordinated Debt
During the quarter ended April 30, 2008, we issued $900 million of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series F Medium-Term Notes, First Tranche, is due March 2023. Interest on this issue is payable semi-annually at a fixed rate of 6.17% until March 28, 2018, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 2.50%, paid quarterly, thereafter to maturity.
During the quarter ended April 30, 2008, we redeemed all of our 5.75% Series A Medium-Term Notes, Second Tranche, due 2013, totalling $150 million. The notes were redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.
          During the quarter ended April 30, 2007, our US $300 million 7.80% Notes matured.

Note 11: Share Capital
During the quarter ended April 30, 2008, we issued 10,000,000 5.8% Non-Cumulative Perpetual Class B Preferred Shares, Series 15, at a price of $25.00 per share, representing an aggregate issue price of $250 million.
          During the six months ended April 30, 2007, we issued 14,000,000 4.5% Non-Cumulative Perpetual Class B Preferred Shares, Series 13, at a price of $25.00 per share, representing an aggregate issue price of $350 million.
          During the quarter ended April 30, 2008, we did not repurchase any common shares. During the quarter ended April 30, 2007, we repurchased
2,210,500 common shares at an average cost of $70.75 per share, totalling $156 million. During the six months ended April 30, 2008, we did not repurchase any common shares. During the six months ended April 30, 2007, we repurchased 3,405,400 common shares at an average cost of $70.16 per share, totalling $238 million.
          There have been 27,800 common shares repurchased under the existing normal course issuer bid that expires on September 5, 2008 and pursuant to which we are permitted to purchase up to 25,000,000 common shares.

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)	April 30, 2008
	Number of shares	Amount	Convertible into...

Preferred Shares – Classified as Liabilities
Class B – Series 6	10,000,000	$250	common shares (b)

		250

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	–
Class B – Series 10 (c)	12,000,000	396	common shares (b)
Class B – Series 13	14,000,000	350	–
Class B – Series 14	10,000,000	250	–
Class B – Series 15	10,000,000	250	–

		1,446
Common Shares	503,434,651	4,668	–

Share Capital		$6,114

Stock options issued under stock option plan		n/a	21,439,528 common shares

(a)	For additional information refer to Notes 21 and 22 to our consolidated financial statements for the year ended October 31, 2007 on pages 121 to 124 of our 2007 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.

(c)	Face value is US$300 million.
n/a – not applicable

Note 12: Capital Management
Our capital management framework is designed to maintain the level of capital that: meets target ratios as set out by our regulator, the Superintendent of Financial Institutions Canada; supports our internal assessment of required capital; results in targeted credit ratings; funds our operating groups’ business strategies; and builds long-term shareholder value.
          Our policies and processes for managing capital as well as the nature of our capital are outlined in the Enterprise-Wide Capital Management section of Management’s Discussion and Analysis on page 57 of our 2007 Annual Report.
Effective November 1, 2007, a new regulatory capital management framework was implemented in Canada. The new framework, Basel II, replaced Basel I, the framework utilized for the past 20 years. It establishes regulatory capital requirements that are more sensitive to a bank’s risk profile.
          We have met our capital targets as at April 30, 2008. Our capital position as at April 30, 2008 is detailed in the Capital Management section on page 15 of Management’s Discussion and Analysis of the Second Quarter Report to Shareholders.

BMO Financial Group Second Quarter Report 2008 • 39

Note 13: Risk Management
We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market and liquidity and funding risk.
Credit and Counterparty Risk
We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. This is the most significant measurable risk that we face. Our risk management practices and key measures are disclosed in Management’s Discussion and Analysis on pages 67 to 68 of our 2007 Annual Report. Key measures as at April 30, 2008 are outlined in the Risk Management section on pages 11 to 12 of Management’s Discussion and Analysis of the Second Quarter Report to Shareholders.
Market, Liquidity and Funding Risk
Market risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity or commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.
          Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
          Our market risk and liquidity funding management practices and key measures are outlined on pages 68 to 71 of our 2007 Annual Report. Key measures as at April 30, 2008 are outlined in the Risk Management section on pages 11 to 12 of Management’s Discussion and Analysis of the Second Quarter Report to Shareholders.
          Financial liabilities are comprised of trading and non-trading liabilities. As liabilities in trading portfolios are typically held for short periods of time, they are not included in the table below. Contractual maturities of non-trading financial liabilities as at April 30, 2008 were as follows:

(Canadian $ in millions)
	Less than				No fixed
	1 year	1 to 3 years	4 to 5 years	Over 5 years	maturity	Total

Deposits	$115,190	$22,563	$9,661	$4,281	$86,106	$237,801
Subordinated debt (1)	421	879	554	6,666	–	8,520
Capital trust securities	–	750	400	1,050	–	2,200
Preferred share liability	250	–	–	–	–	250
Other financial liabilities (1)	38,945	281	223	2,829	44	42,322
Commitments to extend credit	47,147	22,123	19,305	1,266	–	89,841

Total	$201,953	$46,596	$30,143	$16,092	$86,150	$380,934

(1)	Includes interest payments.
Note 14: United States Generally Accepted Accounting Principles
Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2008	2007	2008	2007

Net Income – Canadian GAAP	$642	$671	$897	$1,019
United States GAAP adjustments	13	(12)	18	(24)

Net Income – United States GAAP	$655	$659	$915	$995

Earnings Per Share
Basic – Canadian GAAP	$1.25	$1.31	$1.73	$1.99
Basic – United States GAAP	1.28	1.29	1.77	1.94
Diluted – Canadian GAAP	1.25	1.29	1.72	1.96
Diluted – United States GAAP	1.27	1.27	1.75	1.91

Fair Value Option
During the quarter ended January 31, 2008, we adopted the new United States accounting standard which allows the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. The new standard eliminated a difference between Canadian and United States GAAP.

40 • BMO Financial Group Second Quarter Report 2008

Note 15: Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio as well as cash operating leverage.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including: everyday banking, financing, investing, credit cards and insurance, as well as a full suite of commercial and capital market products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select markets of the U.S. Midwest through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and services, including full-service and online brokerage in Canada, and private banking and investment products in Canada and the United States.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, its clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.
Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.
Technology and Operations (“T&O”) manages, maintains and provides governance over our information technology, real estate, operations services and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.
          Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.
          Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.
          Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

BMO Financial Group Second Quarter Report 2008  • 41

Our results and average assets, allocated by operating segment, are as follows:

(Canadian $ in millions)
	P&C	P&C			Corporate	Total
For the three months ended April 30, 2008 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$786	$172	$165	$234	$(183)	$1,174
Non-interest revenue	433	84	345	451	133	1,446

Total Revenue	1,219	256	510	685	(50)	2,620
Provision for credit losses	82	10	1	29	29	151
Non-interest expense	657	199	348	441	35	1,680

Income before taxes and non-controlling interest in subsidiaries	480	47	161	215	(114)	789
Income taxes	149	17	52	33	(123)	128
Non-controlling interest in subsidiaries	–	–	–	–	19	19

Net Income	$331	$30	$109	$182	$(10)	$642

Average Assets	$124,694	$25,481	$8,024	$231,812	$4,058	$394,069

Goodwill (As At)	$104	$876	$323	$93	$2	$1,398

	P&C	P&C			Corporate	Total
For the three months ended April 30, 2007 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$735	$191	$153	$256	$(131)	$1,204
Non-interest revenue	473	46	365	395	45	1,324

Total Revenue	1,208	237	518	651	(86)	2,528
Provision for credit losses	81	9	–	19	(50)	59
Non-interest expense	648	183	364	397	22	1,614

Income before taxes and non-controlling interest in subsidiaries	479	45	154	235	(58)	855
Income taxes	152	16	55	38	(96)	165
Non-controlling interest in subsidiaries	–	–	–	–	19	19

Net Income	$327	$29	$99	$197	$19	$671

Average Assets	$117,777	$24,830	$6,884	$204,411	$3,642	$357,544

Goodwill (As At)	$99	$732	$323	$96	$2	$1,252

	P&C	P&C			Corporate	Total
For the six months ended April 30, 2008 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$1,579	$339	$320	$537	$(387)	$2,388
Non-interest revenue	851	132	709	414	152	2,258

Total Revenue	2,430	471	1,029	951	(235)	4,646
Provision for credit losses	165	19	2	58	137	381
Non-interest expense	1,352	365	716	824	37	3,294

Income before taxes and non-controlling interest in subsidiaries	913	87	311	69	(409)	971
Income taxes	280	31	104	(79)	(299)	37
Non-controlling interest in subsidiaries	–	–	–	–	37	37

Net Income	$633	$56	$207	$148	$(147)	$897

Average Assets	$124,033	$24,836	$7,939	$232,408	$3,483	$392,699

Goodwill (As At)	$104	$876	$323	$93	$2	$1,398

	P&C	P&C			Corporate	Total
For the six months ended April 30, 2007 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$1,495	$377	$304	$488	$(264)	$2,400
Non-interest revenue	879	88	720	370	137	2,194

Total Revenue	2,374	465	1,024	858	(127)	4,594
Provision for credit losses	161	18	1	39	(108)	111
Non-interest expense	1,290	357	728	727	185	3,287

Income before taxes and non-controlling interest in subsidiaries	923	90	295	92	(204)	1,196
Income taxes	299	32	105	(85)	(212)	139
Non-controlling interest in subsidiaries	–	–	–	–	38	38

Net Income	$624	$58	$190	$177	$(30)	$1,019

Average Assets	$117,446	$24,159	$6,923	$198,495	$3,351	$350,374

Goodwill (As At)	$99	$732	$323	$96	$2	$1,252

(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.
Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.

42 • BMO Financial Group Second Quarter Report 2008

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions)
			Other
For the three months ended April 30, 2008	Canada	United States	countries	Total

Net interest income	$851	$247	$76	$1,174
Non-interest revenue	1,155	287	4	1,446

Total Revenue	2,006	534	80	2,620
Provision for credit losses	79	73	(1)	151
Non-interest expense	1,241	397	42	1,680

Income before taxes and non-controlling interest in subsidiaries	686	64	39	789
Income taxes	134	1	(7)	128
Non-controlling interest in subsidiaries	15	4	–	19

Net Income	$537	$59	$46	$642

Average Assets	$233,857	$128,427	$31,785	$394,069

Goodwill (As At)	$421	$970	$7	$1,398

			Other
For the three months ended April 30, 2007	Canada	United States	countries	Total

Net interest income	$876	$249	$79	$1,204
Non-interest revenue	1,061	189	74	1,324

Total Revenue	1,937	438	153	2,528
Provision for credit losses	60	3	(4)	59
Non-interest expense	1,149	421	44	1,614

Income before taxes and non-controlling interest in subsidiaries	728	14	113	855
Income taxes	150	(4)	19	165
Non-controlling interest in subsidiaries	13	6	–	19

Net Income	$565	$12	$94	$671

Average Assets	$208,458	$115,547	$33,539	$357,544

Goodwill (As At)	$417	$835	$–	$1,252

			Other
For the six months ended April 30, 2008	Canada	United States	countries	Total

Net interest income	$1,758	$460	$170	$2,388
Non-interest revenue	1,746	576	(64)	2,258

Total Revenue	3,504	1,036	106	4,646
Provision for credit losses	153	221	7	381
Non-interest expense	2,391	811	92	3,294

Income before taxes and non-controlling interest in subsidiaries	960	4	7	971
Income taxes	143	(47)	(59)	37
Non-controlling interest in subsidiaries	28	9	–	37

Net Income	$789	$42	$66	$897

Average Assets	$235,054	$125,475	$32,170	$392,699

Goodwill (As At)	$421	$970	$7	$1,398

			Other
For the six months ended April 30, 2007	Canada	United States	countries	Total

Net interest income	$1,762	$482	$156	$2,400
Non-interest revenue	2,063	28	103	2,194

Total Revenue	3,825	510	259	4,594
Provision for credit losses	111	4	(4)	111
Non-interest expense	2,365	839	83	3,287

Income before taxes and non-controlling interest in subsidiaries	1,349	(333)	180	1,196
Income taxes	286	(182)	35	139
Non-controlling interest in subsidiaries	27	11	–	38

Net Income	$1,036	$(162)	$145	$1,019

Average Assets	$205,846	$111,670	$32,858	$350,374

Goodwill (As At)	$417	$835	$–	$1,252

Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.

BMO Financial Group Second Quarter Report 2008  • 43